Exhibit 99.112
CONSENT OF QUALIFIED PERSON
The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated in the Registration Statement on Form 40-F of Aya Gold & Silver Inc. in connection with the scientific and technical disclosure of the Registrant, and (2) all other references to the undersigned included or incorporated by reference in the Registration Statement on Form 40-F of Aya Gold & Silver Inc.

Dated: 2026-04-13

/s/ DAVID LALONDE, BSc PGeo
DAVID LALONDE, BSc PGeo